Press Release

HARVEST OPERATIONS REPORTS Q2 2016 RESULTS

CALGARY, ALBERTA – AUGUST 11, 2016: Harvest Operations Corp. (“Harvest” or the “Company”) announced its financial and operating results for the second quarter ended June 30, 2016.

This press release is an overview of the second quarter results for 2016 and should be read with the audited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the second quarter ended June 30, 2016 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

Q2 2016 HIGHLIGHTS:

Upstream

•	Production for the quarter was 34,440 barrels of oil equivalent per day ("boe/d"), not including an additional 5,087 boe/d which is Harvest's share of the Deep Basin Partnership ("DBP") production.
•	Capital asset additions of $0.7 million and $2.8 million in the second quarter and first six months of 2016, respectively, were mainly related to well equipment, pipelines and facilities.
•

Cash contributions from Harvest's Upstream operations for the second quarter and first six months of 2016 was $15.4 million and $16.2 million, respectively (2015: $52.5 million and $71.7 million). The decreases in cash contribution were mainly due to lower sales volumes and lower realized prices, partially offset by lower royalties, operating expenses, and general and administrative expenses.

•

Operating losses for the second quarter and six months ended June 30, 2016 were $51.3 million and $146.6 million, respectively (2015: $134.1 million and $244.0 million). The decreases in operating loss from 2015 were due to gains on dispositions of assets, lower impairment expenses, depreciation, depletion and amortization expenses, royalties, operation expenses, general and administrative expenses, partially offset by lower realized prices and sales volumes.

•

On June 30, 2016, Harvest closed the disposition of all of its oil and gas assets in Saskatchewan for net proceeds of $62.3 million. Together with other less significant dispositions of Upstream assets, Harvest recognized a gain of $17.7 million and $17.3 million for the three and six months ended June 30, 2016, respectively (2015: losses of $5.8 million and $5.3 million), relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities.

BlackGold
•

Pre-operating losses for the second quarter and first six months of 2016 were $2.7 million and $7.2 million, respectively (2015: $5.8 million and $7.0 million, respectively). The pre-operating losses were mainly due to pre-operating and general and administrative expenses.

•

The central processing facility (“CPF’) was substantially completed in early 2015. The decision to complete commissioning of the CPF and commence steam injection depends on a number of factors including the bitumen price environment.

Corporate
•

On June 16, 2016 Harvest completed an exchange of a significant portion of its 6⅞% senior notes due 2017 for new 2⅓% senior notes due 2021, at an exchange ratio of US$900 principal amount of the new 2⅓% senior notes for each US$1,000 principal amount of the old 6⅞% senior notes. US$217.5 million of the old 6⅞% senior notes was exchanged for US$195.8 million new 2⅓% senior notes. The extinguishment of the old 6⅞% senior notes resulted in a gain of $19.8 million and a realized foreign exchange gain of $16.3 million. The transaction provides significant saving to Harvest by reducing interest expense by US$9.9 million annually, as well as reduction in principal of US $21.7 million.

•

The net repayment to the credit facility during the second quarter and six months ended June 30, 2016 was $5.9 million and $38.9 million, respectively (2015: $16.9 million and $266.4 million net borrowings). At June 30, 2016, Harvest had $891.6 million drawn under the credit facility (December 31, 2015: $926.6 million).

•

The weakening of the Canadian dollar against the U.S. dollar during the latter part of the second quarter of 2016 resulted in net unrealized foreign exchange loss of $13.0 million for the three months ended June 30, 2016 (2015: $22.8 million gain). The weakening of the U.S. dollar against the Canadian dollar during the first six months of 2016 resulted in net unrealized foreign exchange gain of $105.6 million (2015: $116.1 million loss). Unrealized foreign exchange gains and losses resulted primarily due to the translation of U.S. dollar denominated debt (including related party loans) into Canadian dollars.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 3	August 11, 2016

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Upstream
Daily sales volumes (boe/d)(1)	34,440	41,716	35,713	42,737
Deep Basin Partnership
Daily sales volumes (boe/d)	6,204	4,898	5,962	3,244
Harvest's share of daily sales volumes (boe/d) (3)	5,087	3,884	4,888	2,561
Average realized price
Oil and NGLs ($/bbl)(2)	39.58	52.10	33.38	46.09
Gas ($/mcf)(2)	1.17	2.54	1.45	2.67
Operating netback prior to hedging($/boe)(3)	8.85	16.92	6.78	13.31
Operating loss(4)	(51.3)	(134.1)	(146.6)	(244.0)
Cash contribution from operations(3)	15.4	52.5	16.2	71.7

Capital asset additions (excluding acquisitions)	0.7	48.4	2.8	105.0
Corporate acquisition(5)	—	—	—	36.8
Property dispositions, net	(134.2)	(58.0)	(138.7)	(58.5)

Net wells drilled	—	—	0.3	19.2
Net undeveloped land additions (acres)	5,302	18,206	10,868	38,544
Net undeveloped land dispositions (acres)	(26,281)	(5,519)	(33,867)	(5,519)

BlackGold
Capital asset additions	0.1	3.8	0.1	64.6
Pre-operating loss(4)(6)	(2.7)	(5.8)	(7.2)	(7.0)

NET LOSS	(65.7)	(87.0)	(78.8)	(310.5)

(1)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2)	Excludes the effect of derivative contracts designated as hedges.
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(4)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(5)	Corporate acquisition represents the total consideration for the transaction including working capital assumed.
(6)	BlackGold was substantially completed in Q1 2015, all pre-operating expenses prior to Q1 2015 were capitalized.

CONFERENCE CALL

Harvest will hold a conference call to discuss our second quarter 2016 results on Friday, August 12, 2016 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the conference call dial 1-866-696-5910 (international callers) or 1-416-695-7806 (Toronto local) a few minutes prior to start and request the Harvest Operations conference call. The call will be available for replay by dialing 1-800-408-3053 and entering the passcode 2789607. The replay will be available up to and including August 19, 2016.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 3	August 11, 2016

HARVEST CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Harvest Operations Corp.

INVESTOR & MEDIA CONTACT:

Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca

Harvest Operations Corp.
1500, 700 – 2nd Street S.W.
Calgary, AB Canada T2P 2W1
Website: www.harvestenergy.ca